

PITCH VIDEO   **INVESTOR PANEL**

INVEST IN **DEEP END FITNESS**

A Veteran Owned Aquatic Fitness Program that Helps You Find Your Calm. In 35+ Locations & Growing!

deependfitness.com   San Clemente, CA

Service

Health & Fitness

Sports

Highlights

1. >35 locations, >10,000 athletes trained, >200 instructors certified & growing!

2. Founded by former Marine Raiders & Water Survival Instructors.

3 Featured on ESPN, Outside, GQ, Fox Sports, Sports Illustrated, Business Insider & more!

4 Trained top athletes & military worldwide - including NFL & MLB players, UFC fighters & Olympians.

5 Advisors include Former CEO of Active.com, President of GORUCK & Co-Founder of FightCamp

6 "CrossFit meets the water" - unique combination of functional fitness and aquatic training.

7 Pursuing partnerships with LifeTime, Los Angeles Athletic Club, Olympic Club & more

Featured Investors

 **Patrick Chandler** 🔗 | Follow | Invested $25,000 ⓘ

Co-Founder and Chief Marketing Officer at FightCamp

"Having built a successful startup and been through YCombinator, you get a sense of what separates the good from the great founders, which I've found to be how they react to adversity - with Prime and Don I had to invest after hearing all the tough parts of their journey and how they found ways to make it work through remarkable resourcefulness."

 **Lauren Murphy** | Follow | Invested $10,000 ⓘ
Syndicate Lead

"I believe deeply in the transformative potential of Deep End Fitness. The DEF training program equips individuals with essential life skills while fostering confidence, community, and overall wellness. It is accessible to people from all backgrounds and delivers unique, enjoyable, and empowering classes that are poised for growing popularity. I am thrilled to join this amazing team as an investor, licensee, and instructor, and look forward to contributing to its ongoing success."



Other investors include <u>Dave Alberga</u>, <u>Jimi Letchford</u>, <u>Ed Hine</u>, <u>Derek Herrera</u>, <u>Steve Atkins</u>, <u>Ben Kincaid</u> & 133 more

Our Team



Prime Hall Founder & CEO

Former Marine Raider & Water Survival Instructor Who Has Helped 1,000s of Military, Professional & Everyday Athletes Find Calm in the Most Stressful Situations.

> Water confidence directly correlates with real world confidence and stress management. Coming from a high stress and risks environment in Marine Special Operations, we have seen how stress and fear can play a role in decision making whether it be on the battlefield, in the office, on the field, or at home. Better stress management, better results.

Prime Hall



Don Tran Founder, CMO & COO

Former Marine Raider & Water Survival Instructor, Proven Brand Builder, Marketer & Operations Specialist.



Rick Briere Master Instructor

Trained NFL, MLB, Olympians, UFC World Champions and thousands of athletes to break through physical and mental barriers



Jimi Letchford Advisor

President - GORUCK, Former Director of Business Development & Partnerships - CrossFit



Korinne Osterhoudt Project Manager



Harvard Business School, Running Multi Million Dollar Swim and Skincare Company, Thought Partner, and Innovator.



Dave Alberga Advisor & Investor

Former CEO - Active.com, the leading online community for people to discover, share & participate in activities they are passionate about



Patrick Chandler Advisor & Investor

Co-Founder/CMO - FightCamp, a virtual fitness platform for at-home boxing & kickboxing



Steve Atkins Advisor & Investor

CEO - The Atkins Group, a leading consumer marketing & advertising agency



Ed Hine Advisor & Investor

Managing Partner - Line 5 Capital, an investment firm focused on partnering with owner-operated small businesses & elite veterans



Derek Herrera Advisor

Founder/CEO - Bright URO, an early-stage medical technology company building the next generation of diagnostic devices for urology



Ben Kincaid Board Member & Investor

Founder/CEO - Complete Threat Preparedness, a safety, security & emergency management consultancy

The Low Impact, Aquatic Training Program You've Been Waiting For. We're Building Athletes to Conquer the Stress of

Everyday Life.

Conquer the stress of everyday life through a unique, fun and highly effective aquatic program.

Deep End Fitness (DEF) is an aquatic fitness licensing company designed to help the athlete in all of us.

DEF sessions focus on the practice of movement, breathwork and mental resiliency to optimize performance in and out of the pool. They are low impact and designed for non-swimmers to Olympic athletes.

DEF is often referred to as "CrossFit meets the water".



DEF was created by former Marine Raiders and water survival instructors, Prime Hall and Don Tran, who aimed to (1) bring the transformative impact of their special operations experience to the masses and (2) address the significant lack of aquatic fitness training.

There are over 10 million pools in the U.S. alone and over $7B spent annually on aquatic fitness but prior to DEF, there were no aquatic programs that appealed to the functional fitness community (think CrossFit, Hyrox, triathletes, etc.) **and there were no community based mindset programs** (mental resiliency training is often individual - think Headspace, Calm or traditional therapy).

WHAT TO EXPECT AT A DEEP END FITNESS SESSION

75 MINUTES OF PHYSICAL & MENTAL TRAINING. DESIGNED FOR NON-SWIMMERS TO OLYMPIC ATHLETES



BREATHWORK



MENTAL FOCUS



MOVEMENT



WATER CONFIDENCE

BENEFITS

LOW IMPACT AEROBIC & STRENGTH TRAINING

INCREASE ABILITY TO HANDLE STRESS

REDUCE ANXIETY & DEPRESSION

BUILD COMMUNITY

FUN AS F*CK

>35 locations, >10,000 athletes trained, >200 instructors certified & growing!

Since its founding in 2018, DEF has trained over 10,000 elite athletes, business professionals, first responders, and local/federal government employees, certified over 200 instructors and currently has over 35 active locations. **DEF has trained the Los Angeles Chargers, Green Bay Packers, San Diego Padres, UFC fighters, U.S. Air Force, Pro Surfers, Olympic swimmers and more!**

DEF has also begun partnering with gyms and health clubs to tap into their established membership bases and pool infrastructure. We kicked off a pilot program with the Los Angeles Athletic Club and are in initial discussions with LifeTime, Marina Del Rey Yacht Club and the Olympic Club in San Francisco.

DEF has been featured extensively in media outlets such as ESPN, Outside, GQ, Fox Sports, Sports Illustrated, Business Insider and Men's Journal. The journey has only just begun!

>35 LOCATIONS, >10,000 ATHLETES TRAINED & GROWING QUICKLY







CORPORATE SITES
LICENSEE SITES
DEVELOPING LEADS

ESPN GQ WSJ Outside Men'sHealth USA TODAY BUSINESS INSIDER FOX Esquire 4 CBS8

We are Veterans, Water Survival Instructors & Experienced Business Executives

Don and Prime's partnership began in 2009 at Marine Special Operations Assessment and Selection Course, the tryout for Marine Raiders, and blossomed during their time together as water survival instructors at Camp Pendleton, California. Together, they trained thousands of Marines and Sailors to build water confidence and performance. **They used the same tactics DEF uses today to prepare servicemen and women to physically and mentally face the realities of combat.**

The experience was extremely enlightening - **it showed Don and Prime that underwater training was uniquely capable of building focus, enhancing ability to remain calm in high stress situations and improving overall fitness.** It also allowed them to hone their ability to adapt aquatic fitness training to all skill levels and create/enhance systems to always ensure in-water safety.

After multiple deployments to Iraq, Afghanistan and the Philippines, Don and Prime both ended their active duty service in the Marine Corps in 2017/2018 and were eager to find a new way to serve. After a long conversation one day at Prime's house, they decided to launch Deep End Fitness, a unique combination of functional fitness movements and pool exercises to help empower others to build confidence in and out of the water.

The first two pools launched in December 2017 with one 2-hour session once a week. Since then, DEF has become a community of over 10,000 athletes, over 200 certified instructors and over 35 active locations, with participants ranging from everyday individuals to professional athletes from the UFC, NFL, MLB, Pro Surfing and Olympics and government/military.

WE ARE VETERANS, WATER SURVIVAL INSTRUCTORS & EXPERIENCED BUSINESS EXECUTIVES

FOUNDERS
- **FORMER MARINE RAIDERS**
- **WATER SURVIVAL INSTRUCTORS**
- **ELITE COACHES**
- **USC MBAs**




PRIME HALL
CEO

DON TRAN
CMO / COO

ADVISORS

      

JIMI LETCHFORD	DAVE ALBERGA	PATRICK CHANDLER	STEVE ATKINS	ED HINE	DEREK HERRERA	BEN KINCAID
PRESIDENT – GORUCK FORMER DIRECTOR - CROSSFIT	FORMER CEO – ACTIVE.COM	CO-FOUNDER/CMO - FIGHTCAMP	CEO – ATKINS AGENCY	MANAGING PARTNER – LINE 5 CAPITAL	FOUNDER/CEO – BRIGHT URO	CEO – COMPLETE THREAT PREPAREDNESS

How Deep End Fitness Makes Money

At its core, DEF is an aquatic fitness licensing company, licensing out the DEF program to individual operators throughout the U.S. and abroad. The business also generates revenue through individual and group training, fitness events, sponsorship income and merchandise sales.

In 2023, DEF generated just under $600k of revenue, a >30% increase year-over-year, from five key sources:

HOW DOES DEEP END FITNESS MAKE MONEY?

AT ITS CORE, DEF IS A LICENSING COMPANY CENTERED AROUND A UNIQUE, FUN & HIGHLY EFFECTIVE AQUATIC PROGRAM

	LICENSING	TRAINING	EVENTS	SPONSORS	MERCHANDISE
CURRENT	• $8,500 YEAR 1 LICENSING FEE • $5,000 ANNUAL LICENSING FEE • 8% REVENUE SHARE[1]	• 1X1 TRAINING • GROUP TRAINING • INSTRUCTOR TRAINING • SKILLS SEMINARS	• UNDERWATER TORPEDO LEAGUE ("UTL") • H20 HYBRID GAMES		• APPAREL • EQUIPMENT • TRAINING PROGRAMS
TARGETED EXPANSION	• HEALTH CLUB PARTNERSHIPS • "FLAGSHIP" LOCATIONS	• FIRST RESPONDER, GOVERNMENT & PROFESSIONAL ATHLETE TRAINING	• UTL MEDIA COVERAGE	• AQUATIC, FITNESS & ACTIVE APPAREL BRANDS	

1. Target revenue share for licensees who use Deep End Fitness's point of sale system.

1. Licensing

- The first two pools launched in December 2017 and **DEF now has over 35 locations**. Our goal in 2024 is to increase licensee locations to 100. Our 1st international licensee location is slated to open in Dubai this summer and we expect locations in the Philippines and Thailand to come online by year-end. **2024 is the year DEF goes global.** We have a large backlog of demand from individuals looking to start new locations but are resource constrained - team capacity is a key limiter.

- We are also building partnerships with existing gyms and health clubs to tap into their established membership bases and pool infrastructure. **We kicked off a pilot program with the Los Angeles Athletic Club and are in initial discussions with LifeTime, Marina Del Rey Yacht Club and the Olympic Club in San Francisco.**

- Further, we are working with CrossFit HQ to position DEF as an add-on solution for affiliates to generate incremental revenue and offer their athletes an additional training modality. We have seen initial success as three CrossFit affiliates are operating both a CrossFit box and a DEF location.

- DEF is also now part of CrossFit's continuing education program, offering continuing education units (CEUs) for CrossFit trainers, as well as an approved provider of CEUs for the National Academy of Sports Medicine (NASM) and Athletics and Fitness Association of America (AFAA).

- **DEF licensing fees are $8,500 for the 1st year and $5,000 for follow-on years, with an 8% revenue share. If we hit our goal of 1,000 active licensing locations by year-end 2028, DEF will be generating over $5M from recurring licensing fees alone** (these are future projections and are not guaranteed underneath this statement).

2. Training

- DEF staff conducts private, small and large group training with elite/tactical athletes, corporations and the local/federal government. The government contracts in particular have provided scalable, sticky revenue. **We have completed training for the San Diego Padres, Los Angeles Chargers, Green Bay Packers, the Air Force Recruiting Services and have demand signal from various groups within both the Air Force and Marine Corps for different solutions.**

3. Events

- <u>Underwater Torpedo League (UTL)</u>: UTL is an emerging underwater, full contact spectator sport that started in the military as a water confidence game. It has received significant media coverage from outlets such as ESPN, GQ and Outside and has been a key market driver for DEF. There are currently 17 active teams from across the U.S. including Texas, Oregon, South Carolina, Nevada, North Carolina and Florida. UTL hosts three tournaments per year. Between the three last year, there were over 500 in-person spectators and over 23k online viewers. We are also beginning a media partnership with Caffeine TV, a live streaming platform for sports, gaming and entertainment with backing from 21st Century Fox, Andreessen Horowitz and Greylock Partners.

- <u>H20 Hybrid Games</u>: we hosted our 1st H20 Hybrid Games in Apr '24 which consisted of a full day of track, field and pool events with men's, women's and coed divisions. It is DEF's version of the "CrossFit Games". Registration was $600 per team and we had 23 teams compete.

4. Sponsors/Partnerships

- We have existing sponsorships with GORUCK, BUBS Natural, Dymatize and ONVOUS for training gear and supplements, helping to build brand awareness across the industry. We have also begun a partnership with Swimply, an online marketplace for hourly rentals of pools, courts, homes, and other amenities. . We aim to continue to bring in aquatic, fitness and active apparel sponsors.

5. Merchandise

- We sell apparel, training equipment (for example, torpedoes and goals for UTL) and training programs both direct to consumers through our website and on Amazon.

CURRENT REVENUE STREAMS







$44K — 2020
2021
2022
TRAINING & EVENTS $318K — 2023

ATHLETES TRAINED

>200
INSTRUCTORS CERTIFIED

WE EXPECT TO GENERATE
$20M+ REVENUE IN 4 YEARS



$23M

FLAGSHIP LOCATION - $5M
MERCHANDISE - $1M
SPONSORS - $575K
TRAINING & EVENTS - $2M

$15M

$10M

LICENSING - $16M

$5M

$1M

$566K

2023 2024 2025 2026 2027 2028

PROJECTED

BY 2028

1,000
ACTIVE LOCATIONS

>100,000
ATHLETES TRAINED

>2,000
INSTRUCTORS CERTIFIED

* The above are forward looking projections and are not guaranteed

Join the Movement Today

We need your help to grow DEF. We have strong demand signal for our programs across the U.S. and abroad and are ready to expand the community.

For as little as $200, you can invest in DEF and join us in our mission to create a positive shift in countless lives and help build our communities through confidence, strength, and resiliency in and out of the water.

In Service,

Don, Prime & the Deep End Fitness team





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